

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Via E-mail
Amy Wilson
Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

> **Re:** **Blue Cube Spinco Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4 and Form S-1**
> **Filed June 22, 2015**
> **File No. 333-204006**

Dear Ms. Wilson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2015 letter.

Amendment No. 1 to Form S-4 and Form S-1 filed June 22, 2015

General

1. Please provide the required Tandy representations in your next response letter.

Prospectus Cover Page

2. We note your response to comment 11. Please limit your cover page to one page, as contemplated by Item 501 of Regulation S-K. Note that in order to improve the clarity of the information on this page, we believe that you should significantly revise the information you have provided here to focus on information that is required by Item 503 of Regulation S-K and information that is key to an investment decision.

Questions and Answers About this Exchange Offer and the Transactions, page 5

Questions and Answers About this Exchange Offer, page 5

Who may participate in this Exchange Offer?, page 5

3. We note your response to comment 13 of our letter dated June 4, 2015 that TDCC does not expect the legal limitations described under this heading to cause the exchange offer to be undersubscribed. Please add disclosure to that effect on page 5.

This Exchange Offer, page 65

General, page 65

4. We note the following disclosure: "Stated another way, subject to the upper limit described below, for each $1.00 of TDCC common stock accepted in this exchange offer, you will receive approximately $ _____ of Splitco common stock." Please advise why you refer to Splitco common stock, given that Splitco common stock will only have a dollar value with reference to the value of the underlying Olin common stock, and Splitco common stock will represent nothing more than a right to obtain Olin common stock.

5. Please disclose a separate final calculated per-share value for Olin common stock.

Upper Limit, page 65

6. We note the supplemental disclosure stating "This limit was calculated based on a 20 percent discount for shares of Splitco common stock based on the average of the daily VWAPs of TDCC common stock and Olin common stock on June 12, 2015, June 15, 2015, and June 16, 2015 (the last three trading days before the commencement of this exchange offer)." Please clarify this disclosure by disclosing the actual daily VWAPs and briefly describing how those figures translated into a 20% discount and the upper limit.

7. Disclosure states that "TDCC set this upper limit to ensure that an unusual or unexpected drop in the trading price of Olin common stock, relative to the trading price of TDCC common stock, would not result in an unduly high number of shares of Splitco common stock being exchanged for each share of TDCC common stock accepted in this exchange offer." Given that the number of shares to be issued by Olin in the merger is fixed, and, absent the upper limit, the calculated value ratio to tendering TDCC stockholders would also be fixed, the upper limit does not appear designed to limit dilution of the Olin stockholders, nor to limit a large increase in value accruing to tendering holders. Furthermore, proration would appear to address any corresponding decrease in the number of shares of TDCC that could be accepted in the exchange offer. Please revise this disclosure to clarify the specific harm that the upper limit is designed to prevent.

Final Exchange Ratio, page 67

8. Consider adding columns to the chart appearing in this section for (i) the calculated per share value of Olin common stock and (ii) shares of Olin common stock per share of TDCC common stock.

9. Please note, if true, that there is a scenario under which tendering TDCC shareholders would receive less than $1.00 in value of Splitco common stock for each $1.00 in value of TDCC common stock accepted in the exchange offer.

Withdrawal Rights, page 77

10. We note your response to prior comment 8. The disclosure that you cite does not include the date after which tendered securities may be withdrawn, but simply discloses the formula by which security holders can attempt to determine that date. We understand that you may only able to disclose the actual date in the final prospectus, but if that is the case, please confirm that you intend to do so, and that you will calculate it in accordance with Rule 13e-4(a)(3). See Item 1004(a)(1)(vi) of Regulation M-A.

Results of Operations, page 108

11. We note your response to our comment 28 in our letter dated June 4, 2015. We note your added disclosures discuss various factors contributing to the changes to costs of sales at the consolidated level; they do not quantify the impact of each of those factors so that an investor can better understand how much of the dollar or percentage change of your cost of sales was impacted by those factors. Furthermore, there continues to be a lack of quantification in your discussion as to how the various cost components impacted segment EBITDA. As a result, your EBITDA discussion at the segment level continues to have a lack of disclosure quantifying the increase or decreases in costs impacting each period presented. Given that in many cases the increase or decreases in segment EBITDA are different than the corresponding change in net sales for the year, a robust discussion explaining those differences at the segment level is warranted. As noted as an example in our prior comment, for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. For the same period ended December 31, 2014, similar disproportionate trends exist at the Epoxy level whereby Epoxy sales increased by 15% while EBITDA increased by 113%. At the GCO segment, net sales decreased by 4% however EBITDA decreased by 40%. As such, your narrative should include a discussion quantifying the significant components of your costs impacting EBITDA at the segment level, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 113

12. We note your response to our comment 30 in our letter dated June 4, 2015. Please update your full contractual obligations table to include all the required maturity categories outlined in Item 303(a)(5) of Regulation S-K. In that regard, we note that you do not include a category for obligations that are less than a year in maturity, as required by that disclosure. Please include the DCP operating leases as disclosed on page F-17 in the less than a year category, as appropriate.

Historical Per Share Data, Market Price and Dividend Data page 140

13. Please update your Pro Forma weighted average common shares outstanding – diluted amount for the three months ended March 31, 2015 as it appears to include a clerical error given that the 87.5 million additional Olin shares that will be issued resulting from the transactions should be added to the historical amounts. As such, the pro forma amount should be 166 million shares outstanding instead of the 164.9 million currently reflected.

Note 11. Commitments and Contingent Liabilities, page F-15

14. We note your response to our comment 41 from our letter dated June 4, 2015. In regards to the JV arbitration proceedings, while we understand that that a loss is neither probable nor estimable as those terms are used under ASC 450, it is not apparent from your response whether it is reasonably possible that a loss could be incurred and the amount involved could be material. If so, and consistent with ASC 450-20-50-4(b), please expand your disclosures to state that fact and that such an estimate cannot be made given your statement that the estimation of the loss is not determinable at this time.

15. In your response to prior comment 41, you state, "The arbitration proceedings are ongoing and as such, a reasonable estimation of a potential loss, if any, is not determinable at this time." Please clarify the specific reasons you are unable to develop an estimate of the reasonably possible range of loss while the arbitration is proceeding, based on the facts currently known and outcomes that are reasonably possible.

Undertakings, page II-1

16. Please provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K and the undertakings required by Item 22(b) and (c) of the Form S-4.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Alsop (*via email*)
    Shearman & Sterling LLP